UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                         (AMENDMENT NO.               )*

                           Aames Financial Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   00253A 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Barry F. Schwartz
                               35 East 62nd Street
                               New York, NY 10021
                                 (212) 572-8600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 19, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                                                 SEC 1746(12-91)

                                  SCHEDULE 13D

--------------------                         -----------------------------------
CUSIP NO. 00253A 10 1                                         Page 2 of 10 Pages
--------------------                         -----------------------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Thirty-Five East Investments LLC
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  [X]
                                                                   (b)  [ ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*

          WC OO
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                        2,225,865(1)
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                         0
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                          2,225,865(1)
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          2,225,865 shares of Common Stock(1)
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                     [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

          00 (Limited Liability Company)
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                          FOOTNOTE: TO FACING SHEET FOR
                        THIRTY-FIVE EAST INVESTMENTS LLC

(1) Thirty-Five East Investments LLC disclaims any beneficial interest in any shares of Common Stock beneficially owned by Turtle Creek Revocable Trust and Gerald J. Ford.






































                               PAGE 3 OF 10 PAGES

                                  SCHEDULE 13D


--------------------                         -----------------------------------
CUSIP NO. 00253A 10 1                                         Page 4 of 10 Pages
--------------------                         -----------------------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Turtle Creek Revocable Trust
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [X]
                                                                   (b)  [ ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*

          WC OO
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

          Texas
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                        556,466(1)
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                         0
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                          556,466(1)
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          556,466 shares of Common Stock(1)
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                     [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

          00 (revocable trust)
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                          FOOTNOTE: TO FACING SHEET FOR

                          TURTLE CREEK REVOCABLE TRUST


(1) Turtle Creek Revocable Trust disclaims any beneficial ownership in any shares of Common Stock beneficially owned by Thirty-Five East Investments LLC and Ronald O. Perelman.




















































                               PAGE 5 OF 10 PAGES

                                  SCHEDULE 13D


ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, par value $.001 (the "Common Stock"), of Aames Financial Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 350 South Grand Avenue, 52nd Floor, Los Angeles, California 90071.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) - (c) The names of the persons filing this statement are: Thirty-Five East Investments LLC ("Thirty-Five East") and Turtle Creek Revocable Trust ("Turtle Creek"). Thirty-Five East is a Delaware limited liability company with its principal business in investments. The principal business address of Thirty-Five East is located at 35 East 62nd Street, New York, NY 10021. Ronald
O. Perelman is the sole equity holder and the Chairman and Chief Executive Officer of Thirty-Five East. Turtle Creek, a revocable trust governed by Texas law, has its principal business address at 200 Crescent Court, Suite 1350, Dallas, Texas 75201. Gerald J. Ford is the sole trustor and trustee of Turtle Creek. Mr. Ford's principal business address is 200 Crescent Court, Suite 1350, Dallas, Texas 75201.

         The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Thirty-Five East are set forth in Schedule I hereto ("Schedule I") and are incorporated herein by reference.

         (d) - (e) During the last five years, none of the persons filing this statement or the persons listed on Schedule I or Mr. Ford has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Ford is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Thirty-Five East shall make its purchase of the Common Stock and Warrants (as defined in Item 6) from working capital provided by Mr. Perelman from personal funds and/or funds borrowed by Thirty-Five East. Turtle Creek shall make its purchase of the Common Stock and Warrants (as defined in Item 6) from working capital provided by Mr. Ford from personal and/or borrowed funds.


                                 Page 6 of 10 Pages

ITEM 4.  PURPOSE OF TRANSACTION.

         (a) - (d) Thirty-Five East signed a Stock Purchase Agreement, dated March 19, 1998, between Thirty-Five East and the Issuer (the "TFE Stock Purchase Agreement") to acquire 2,225,865 newly-issued shares of Common Stock and 2,225,865 Warrants. Turtle Creek signed a Stock Purchase Agreement, dated March 19, 1998, between Turtle Creek and the Issuer (the "Other Stock Purchase Agreement" and collectively with the TFE Stock Purchase Agreement, the "Stock Purchase Agreements") to acquire 556,466 newly-issued shares of Common Stock and 566, 466 Warrants. Thirty-Five East and Turtle Creek may also acquire up to 2,225,865 and 556,466 shares of Common Stock, respectively, upon exercise of the Warrants, subject to customary anti-dilution and price adjustments. Pursuant to the Stock Purchase Agreements, the Issuer shall cause one person nominated by Thirty- Five East and one person nominated by Turtle Creek to be elected to the Issuer's Board of Directors (the "Board of Directors") and shall continue to recommend that such persons be elected as members of the Board of Directors as long as Thirty-Five East and Turtle Creek collectively own such number of shares of Common Stock as equal to 50% of the shares of Common Stock acquired by them pursuant to the Stock Purchase Agreements.

         Thirty-Five East and Turtle Creek each acquired shares of Common Stock and Warrants for purposes of investment and in order to acquire a significant equity interest in the Issuer. Each of Thirty-Five East and Turtle Creek expects to evaluate on an ongoing basis its interest in and intentions with respect to the Issuer, and may from time to time purchase shares of Common Stock, dispose of all or a portion of Common Stock held by it, or cease buying or selling shares of Common Stock. Any such additional purchases may be in open market or privately-negotiated transactions or otherwise.

         (e) - (j) None.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

         (a) Thirty-Five East beneficially owns 2,225,865 shares of Common Stock or 8.0% of the Issuer's outstanding Common Stock and disclaims any beneficial interest in any shares of Common Stock beneficially owned by Turtle Creek and Gerald J. Ford. Ronald O. Perelman, as the sole equity holder of Thirty-Five East, may be deemed to be indirect beneficial owner of such 2, 225, 865 shares of Common Stock.

         Turtle Creek beneficially owns 556,466 shares of Common Stock or 2.0% of the outstanding Common Stock and disclaims beneficial interest in any shares of Common Stock beneficially owned by Thirty-Five East and Ronald O. Perelman. Gerald J. Ford, as trustee of Turtle Creek, may be deemed to be indirect beneficial owner of such 556,466 shares of Common Stock.

         (b) Thirty-Five East has the sole voting and dispositive powers over the 2,225,865 shares of Common Stock beneficially owned by Thirty-Five East,

                                 Page 7 of 10 Pages
representing approximately 8.0% of the outstanding Common Stock. Mr. Perelman is the sole beneficial owner, Chairman and Chief Executive Officer of Thirty-Five East.

         Turtle Creek has the sole voting and dispositive powers over the 556,466 shares of Common Stock beneficially owned by Turtle Creek, representing approximately 2.0% of the outstanding Common Stock. Such voting and dispositive powers are exercised by Mr. Ford in his capacity as trustee of Turtle Creek.

         (c) The closings of the acquisitions of shares of Common Stock and Warrants by Thirty-Five East and Turtle Creek pursuant to the Stock Purchase Agreements are subject to the expiration or termination of all waiting periods under the Hart-Scott-Rodino Anti-Trust Improvements Act of 1976, in addition to other terms and conditions specified in the Stock Purchase Agreements.

         (d) and (e) Not Applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Each of Thirty-Five East and Turtle Creek signed, in addition to the Stock Purchase Agreements, a Warrant Agreement and a Registration Rights Agreement (collectively, the "Warrant Agreements" and the "Registration Rights Agreements"), each dated March 19, 1998, between Thirty-Five East or Turtle Creek, as the case may be, and the Issuer setting forth the terms and conditions for the exercise of the Warrants and certain registration rights as defined therein. Except for the number of shares of Common Stock and Warrants, the terms and conditions of each of the Stock Purchase Agreements, Warrant Agreements and Registration Rights Agreements executed by Thirty-Five East and Turtle Creek are substantially similar. Such agreements were negotiated and executed by Thirty-Five East and Turtle Creek concurrently. Thirty-Five East and Turtle Creek intend to act jointly in any disposition or voting of the Common Stock and disposition and exercise of the Warrants acquired pursuant to the Stock Purchase Agreements.

         The purchase price of the shares of Common Stock is $13.7625 per share and in consideration for such purchase, Thirty-Five East and Turtle Creek received warrants (the "Warrants") to acquire 2,225,865 and 556,466 shares of Common Stock, respectively, at an exercise price of $17.2031, subject to customary anti-dilution and price adjustments. Such Warrants are exercisable only upon the occurrence of a Purchase Event (as defined in the Warrant Agreements) and prior to April 19, 2001.



                                 Page 8 of 10 Pages

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A is a form of the Stock Purchase Agreement. Exhibit B is a form of the Warrant Agreement. Exhibit C is a form of the Registration Rights Agreement. Exhibit D is the Filing Agreement.


                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   March 26, 1998

THIRTY-FIVE EAST INVESTMENTS LLC


By: /s/ Glenn P. Dickes
   -----------------------------
    Glenn P. Dickes
    Vice-President


TURTLE CREEK REVOCABLE TRUST


By:/s/ Gerald J. Ford
   -----------------------------
    Gerald J. Ford
    Trustee




                                 Page 9 of 10 Pages

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                       OF THIRTY-FIVE EAST INVESTMENTS LLC


     The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Thirty-Five East Investments LLC is set forth below. The business of each director and executive officer is Thirty-Five East Investments LLC, 35 East 62nd Street, New York, New York 10021. All directors and executive officers listed below are United States citizens.




                                                       Principal Occupation, if
                                                       other than as an
                                                       Executive Officer of
Name and Business       Position with Thirty-Five      Thirty-Five East
Address                 East Investments LLC           Investments LLC
-----------------       -------------------------      ------------------------

Ronald O. Perelman      Chairman of the Board          MacAndrews & Forbes
                        and Chief Executive            Holdings Inc.
                        Officer

Howard Gittis           Vice Chairman                  MacAndrews & Forbes
                                                       Holdings Inc.

Irwin Engelman          Executive Vice President       MacAndrews & Forbes
                        and Chief Financial            Holdings Inc.
                        Officer

Barry F. Schwartz       Executive Vice President       MacAndrews & Forbes
                        and General Counsel            Holdings Inc.




                                Page 10 of 10 Pages

                                EXHIBIT INDEX


Exhibit No.

99.A                Stock Purchase Agreement

99.B                Warrant Agreement

99.C                Registration Rights Agreement

99.D                Filing Agreement